UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

BHP GROUP LIMITED

(Exact name of registrant as specified in its charter)

VICTORIA, AUSTRALIA	001-09526
(State or other jurisdiction of incorporation)	(Commission File Number)

171 COLLINS STREET,

MELBOURNE, VICTORIA 3000

AUSTRALIA

(Address of principal executive offices)	(Zip code)

Stefanie Wilkinson

+61 9609 2153

(Name and telephone number, including area code, of person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☐	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, ___________.
☒	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended June 30, 2025.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

BHP has a long-standing commitment to transparency. We have disclosed details of our tax and royalty payments for 25 years and continually updated and expanded our disclosures. We recognise taxes and royalties are important sources of government revenue and central to the fiscal policy and macroeconomic stability of countries. Paying the right amount of taxes and royalties enables governments to finance and deliver on their development plans for the benefit of the broader community to promote sustainable economic growth, full and productive employment, and reduce poverty and inequality within and among countries. The BHP Economic Contribution Report aims to provide a greater understanding of BHP’s global tax profile, tax contributions and the way we govern and manage our tax obligations.

BHP is relying on the alternative reporting provision of Item 2.01.

BHP is subject to DTR 4.3A of the UK Financial Conduct Authority’s Disclosure Guidance and Transparency Rules (DTR 4.3A) that implements the payments to governments requirements provided for in the EU Transparency Directive in the United Kingdom and publishes its payments to governments as part of the annual Economic Contribution Report.

Our Economic Contribution Report 2025 was submitted to the FCA National Storage Mechanism and is available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism. It is also available on the BHP website at:

https://www.bhp.com/-/media/Documents/Investors/Annual-Reports/2025/250819_bhpeconomiccontributionreport2025.pdf and has been furnished to the U.S. Securities and Exchange Commission on a Report on Form 6-K on 19 August 2025. The information contained on BHP’s website is not incorporated by reference into this Form SD and does not form part of this Form SD.

The payment disclosure required by Form SD is included as Exhibit 2.01 to this Form SD.

Section 3 – Exhibits

Item 3.01.	Exhibits

The following exhibit is filed as part of this report.

Exhibit 2.01	–	Our payments to governments for the year ended June 30, 2025. Extracted sections of our Economic Contribution Report 2025 as required by Item 2.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

BHP GROUP LIMITED

By	/s/ Stefanie Wilkinson	March 26, 2026
Name:	Stefanie Wilkinson	(Date)
Title:	Group Company Secretary and Group General Counsel